UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 1, 2020

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of

Incorporation or Organization)

3802 Spectrum Boulevard, Suite 112C

Tampa, Florida 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

Item 4.  Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Accounting Firm

On November 1, 2020, the Board of Directors (the “Board”) of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), was notified that the audit practice of Squar Milner LLP (“Squar”) an independent registered public accounting firm, was combined with Baker Tilly US, LLP (“Baker”) in a transaction pursuant to which Squar combined its operations with Baker and certain of the professional staff and partners of Squar joined Baker either as employees or partners of Baker. On November 1, 2020, Squar resigned as auditors of the Company.

The audit reports of Squar on the Company’s consolidated financial statements as of and for the years ended April 30, 2020 and April 20, 2019 and during the interim period from the end of the most recently completed fiscal year through November 1, 2020, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that such audit report did include an explanatory paragraph related to our ability to continue as a going concern..  In connection with its audits of the Company’s financial statements for the fiscal year ended April 30, 2020 and April 30, 2019, there were no disagreements with Squar on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Squar, would have caused it to make reference thereto in its report on the financial statements for such years or periods, as the case may be.

The Company has provided Squar with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether it agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Squar’s letter, dated November 1, 2020, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On November 1, 2020, the Board approved and engaged Baker as the Company’s new independent registered public accounting firm. During the fiscal years ended April 30, 2020 and 2019 and through the subsequent date of on which the Company engaged Baker, neither the Company nor anyone acting on its behalf has consulted with Baker regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Baker concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

EXHIBIT INDEX

Exhibit No.	Exhibit Title

9.1	Letter from Squar Milner LLP dated November 1, 2020,

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALZAMEND NEURO, INC.

By: /s/	Stephan Jackman
Stephan Jackman
Chief Executive Officer

Date:  November 4, 2020